UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE BOARD MEETING OF GRAVITY CO., LTD.

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea at 10:00 a.m. on March 27, 2013.

The AGM was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:

•

Agendum 1: the shareholders approved the Company’s non-consolidated and consolidated financial statements as of and for the years ended December 31, 2012 and 2011, each of which has been extracted and translated into English from the original Korean language financial statements prepared in accordance with Accounting Standards for Non-Public Entities in Korea, or KAS-NPE, and audited in accordance with Generally Accepted Auditing Standards in Korea, or K-GAAS.

•

Agendum 2: the shareholders approved the reappointment of seven directors, Messrs. Hyun Chul Park, Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai (who are inside directors) and Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo (who are independent directors).

•	Agendum 3: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2013.

Furthermore, the Company’s 2012 Annual Business Report was presented to the shareholders at the AGM.

The Company’s Board of Directors, consisting of the seven reelected directors, held a meeting immediately following the AGM (the “Board Meeting”). At the Board Meeting, Mr. Hyun Chul Park was reappointed as Chief Executive Officer and Mr. Yoshinori Kitamura was reappointed as Chairman of the Board of Directors.

Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo were reappointed as Audit Committee members at the Board Meeting.

The Company expects to file the Company’s non-consolidated and consolidated financial statements, including the notes thereto, which are prepared in the Korean language prepared in accordance with KAS-NPE and audited in accordance with K-GAAS as of and for the years ended December 31, 2012 and 2011 (“2012/2011 KAS-NPE non-consolidated and consolidated financial statements”) with the Financial Supervisory Service of Korea as soon as practicable. The condensed English translation version of the 2012/2011 KAS-NPE non-consolidated and consolidated financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: March 27, 2013
	By:	/s/ Heung Gon Kim
	Name:	Heung Gon Kim
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99. 1	Gravity Reports Non-consolidated Financial Results for 2012

99. 2	Gravity Reports Consolidated Financial Results for 2012

99. 3	2012 Annual Business Report